September 25, 2018

Eric Bjornholt
Chief Financial Officer
Microchip Technology, Inc.
2355 W. Chandler Blvd.
Chandler, AZ 85224

       Re: Microchip Technology, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed May 18, 2018
           Form 8-K filed on August 9, 2018
           File No. 000-21184

Dear Mr. Bjornholt:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on August 9, 2018

Exhibit 99.1, page 5

1. We note that you present forward looking non-GAAP measures for various financial line-
      items without providing the reconciliation to the most directly comparable GAAP financial measure or the statement that providing such reconciliation requires unreasonable efforts. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and the guidance in
      Question 102.10 of the Compliance and Disclosure Interpretations on
Non-GAAP
      Financial Measures and revise your future filings to provide the required information.
 Eric Bjornholt
Microchip Technology, Inc.
September 25, 2018
Page 2
Exhibit 99.1, page 10

2. We note your non-GAAP measures and changes based on non-GAAP measures, such as net sales and gross profit, exclude the impact of changes in distributor inventory levels.
         Describe to us in more detail what the adjustment represents and explain how you calculated the amount. Tell us how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures when presenting your measures that reflect the impact of changes in distributor inventory levels. That guidance indicates that it is not appropriate to present non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions.



FirstName LastNameEric Bjornholt                              Sincerely,
Comapany NameMicrochip Technology, Inc.
                                                              Division of
Corporation Finance
September 25, 2018 Page 2                                     Office of
Electronics and Machinery
FirstName LastName